Exhibit 12.1

WISCONSIN PUBLIC SERVICE CORPORATION

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)	Six Months Ended June 30, 2018	Twelve Months Ended December 31
(in millions, except ratios)		2017	2016	2015	2014	2013
EARNINGS
Pre-tax income *	$133.7	$253.6	$243.5	$198.7	$224.0	$217.7

FIXED CHARGES
Interest expense	26.0	54.2	48.1	53.5	57.4	43.7
Capitalized interest	0.9	1.6	8.1	6.1	4.6	3.8
Estimated interest component of rentals	0.6	2.2	1.9	1.2	1.5	1.4
Total fixed charges as defined	27.5	58.0	58.1	60.8	63.5	48.9

Total earnings as defined	$161.2	$311.6	$301.6	$259.5	$287.5	$266.6

RATIO OF EARNINGS TO FIXED CHARGES	5.9x	5.4x	5.2x	4.3x	4.5x	5.5x

*	Pre-tax income consists of income before income taxes less undistributed earnings of equity investees.